AcroBoo, Inc.
                       3000 Bayport Drive, Suite 250
                           Tampa, Florida 33607
                        Telephone: (813) 637-6900

March 18, 2011

VIA EDGAR TRANSMISSION AND OVERNIGHT MAIL
-----------------------------------------

U. S. Securities and Exchange Commission
Division of Corporate Finance
100 F. Street N.E.
Washington, D.C.  20549

Attention:  Mr. Christopher Chase, Staff Attorney

Re:    AcroBoo, Inc.
       Amendment No. 4 to Registration Statement on Form S-1
       Filed March 7, 2011
       File No.:  333-170477

Dear Mr. Chase:

On behalf of AcroBoo, Inc. (the "Company"), we are hereby responding to the comment letter, dated March 16, 2011 (the "Comment Letter"), from the Staff (the "Staff") of the Securities and Exchange Commission (the "Commission") with respect to the Company's Registration Statement on Form S-1 (File No. 333-170477) (the "Registration Statement"). In response to the Comment Letter and to update certain information in the Registration Statement, the Company is filing with the Commission today Amendment No. 5 to the Registration Statement (the "Amendment"). We are sending you a marked copy for your review.

For ease of reference, set forth below are the comments of the Staff with respect to the Registration Statement. The Company's response is set forth below each comment.

Risk Factors, page 10
---------------------

8. Many of our future current and potential competitors..., page 13
-------------------------------------------------------------------

1. Please revise your eighth risk factor on page 13 to clarify why the software programs from which you expect to generate a small percentage of your revenues could "have a material adverse effect on [your] operating performance and financial condition."

Response: We have revised our eighth risk factor on page 13 to clarify the software programs from which we expect to generate a small percentage of our revenues could adversely effect on our operating performance and financial condition based on the percent of business to be generated from our software programs.

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Description of Business, page 23
--------------------------------

AcroBoo, Inc. Business Plan, page 23
------------------------------------

2. The third through fifth sentences of your Business Plan discussion on page 23 appear to be inconsistent with your business plan as otherwise described in your filing. Specifically, we note that the third sentence suggests that AcroBoo has an operating history, the fourth sentence inaccurately suggests that you have an existing infrastructure, and the fifth sentence refers to providing services that are not otherwise discussed in your filing. Please revise or advise.

Response: We have revised the third through fifth sentences of our Business Plan discussion to make it consistent with our business plan as described in our filing.


The Difference Between Jagged Peak and AcroBoo, page 23
-------------------------------------------------------

3. Please revise the tense of this discussion on page 23 to remove the implication that AcroBoo has an operating history.

Response: We have revised the tense of this discussion on page 23 to remove the implication that AcroBoo has an operating history.

Mr. Chase, we hope our responses satisfactorily address your comments. Further, on behalf of the company, we acknowledge that:

o the company is responsible for the adequacy and accuracy of the disclosure in the filing;

o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

o the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Respectfully submitted,

AcroBoo, Inc.

By:  /s/  Dan Furlong
---------------------------------
          Dan Furlong
          Chief Executive Officer

cc:  Thomas C. Cook, Esq.
     Corporate Counsel

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